Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, January 26, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces $100 Million Financing with Orezone Gold on the Casa Berardi Mine

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV)(NYSE:FNV) is pleased to announce that, through a wholly-owned Canadian subsidiary, it has entered into a $100 million gold stream (the “Stream”) financing transaction with Orezone Gold Corporation (“Orezone”) to support its acquisition of Hecla Mining Company’s (“Hecla”) producing Casa Berardi Gold Mine and all other Quebec assets, including the Heva-Hosco Gold Project.

“We are pleased to add another operating gold mine to our Canadian portfolio and to partner with Orezone on this transformative transaction,” said Paul Brink, President & CEO of Franco-Nevada. “Patrick and the Orezone team are proven operators and developers, and we are excited to partner with them as they build Casa Berardi’s next chapter.”

Patrick Downey, CEO of Orezone, commented: “We are honoured and excited to partner with Franco-Nevada on this transformational acquisition. We worked very closely with the Franco-Nevada team throughout the process and are confident that this partnership will generate significant value for both companies and all stakeholders. We are enthusiastic about the near-term opportunities to enhance value and see substantial exploration upside at Casa Berardi and across its surrounding land package. Together, our vision is to establish Casa Berardi as a profitable, long-life mining camp for decades to come.”

Transaction Highlights

●	Immediate Gold Revenues from the Established Casa Berardi Mine: The Stream will add immediate gold revenues from a well-established operation in a highly prospective district. Casa Berardi is located in the Abitibi region of Quebec and has an extensive 35-year history of both surface and underground mining operations. The mine has produced over 3.2 Moz of gold to date and continues to deliver meaningful production and cash flow.
●	Experienced Management Team: Orezone is led by Patrick Downey, who has over 40 years of experience in the resource industry. The Orezone team has strong track record, building both the Bomboré mine and the subsequent Phase 1 Expansion on time and on budget.
●	Large Mineral Resource with Exploration Potential: The Stream will cover a large resource base and surrounding land package, which includes both the Casa Berardi Mine and other Quebec assets, including the Heva-Hosco Gold Project. The Casa Berardi Mine hosts P&P mineral reserves of 1.3 Moz (14.4 Mt at 2.79 g/t Au), mineral resources of 0.9 Moz Au M&I mineral resources exclusive of mineral reserves (4.7 Mt at 5.92 g/t Au) and 0.5 Moz Au inferred mineral resources (2.4 Mt at 6.01 g/t Au). In addition, Heva-Hosco hosts a large resource base of 1.2 Moz Au M&I mineral resources (30.3 Mt at 1.19 g/t Au) and 0.6 Moz Au inferred mineral resources (14.6 Mt at 1.27 g/t Au).
●	Significant Expansion Potential: Orezone has identified a number of opportunities to increase production over time and extend the mine life including:
●	Maintaining and extending ongoing underground operations, with opportunity to increase head grade and production to historic levels with sustained investment in underground exploration and development;
●	Continuing to advance permitting and development of WMCP & Principal pits; and
●	Evaluating expansion of current and future open pits.

Key Terms

$100 million Gold Stream Parameters

●	Stream deliveries to Franco-Nevada consisting of:
●	Fixed Deliveries: 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by,
●	Variable Deliveries: 5.0% of gold produced from the Casa Berardi Mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.

Additional Considerations

●	Funding of the $100 million deposit upon closing with the effective date of the Stream January 1, 2026 and the first full quarter fixed delivery due by the later of April 15, 2026 and closing;
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to Orezone;
●	Stream will be secured and will benefit from an Orezone parent guarantee;
●	Franco-Nevada will maintain a right of first refusal on future streams and royalties related to the Casa Berardi Mine and the Heva-Hosco Gold Project; and
●	Closing of the transaction is subject to customary conditions, including the successful completion of the acquisition by Orezone (which is itself subject to conditions), which is expected to occur in H1 2026.

Financing the Transaction

Franco-Nevada intends to finance the transaction from cash on hand. The Company had $0.9B in cash and cash equivalents and $1.9B in available capital at September 30, 2025.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	Matthew Begeman
President & CEO	Chief Investment Officer	VP, Business Development
416-306-6305	416-306-6342	647-535-2642
info@franco-nevada.com

About Orezone

Orezone Gold Corporation (TSX: ORE | ASX: ORE | OTCQX: ORZCF) is a West African gold producer engaged in mining, developing, and exploring the Bomboré Gold Mine in Burkina Faso. Combined production from the oxide and stage 1 hard rock operations is forecasted to total between 170,000 and 185,000 ounces in 2026. Orezone is also advancing stage 2 of the hard rock expansion, which is forecasted to increase annual production to between 220,000 and 250,000 ounces.

Additional Information

Orezone’s head and registered office is located at 450-505 Burrard Street, Vancouver, British Columbia, V7X 1M3. Franco-Nevada's head and registered office is located at 2000-199 Bay Street, Commerce Court West, Toronto, Ontario, M5L 1G9.

Information relating to the Casa Berardi Mine and the Heva-Hosco Gold Project contained in this news release has been provided by Orezone.

Scientific and technical information included in this news release has been reviewed by Darrol van Deventer, Vice President, Mining of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the expected timing of closing the transaction, the expected future performance of the Casa Berardi Mine and other Quebec assets and the Stream, and production and mine life estimates relating to the Casa Berardi Mine and other Quebec assets. In addition, statements relating to mineral resources and mineral reserves, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.